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January 29, 2002

VIA EDGER

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

    Re:	Withdrawal of Registration Statement on Form SB-2 (the
        "Registration Statement") filed with the Securities and Exchange Commission on October 19, 2002 (Registration No. 333-57192)

Lades and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Conectisys Corporation hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Company has terminated the Convertible Note and Equity Line of Credit. The Registration Statement related to the resale of shares of common stock to be issued under a Convertible Note. No shares have been sold under the Registration Statement.


Sincerely,


/S/
Robert A. Spigno
CEO